UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68475

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __01/01/25__ AND ENDING __12/31/25__
                                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __EDGELINE CAPITAL, LLC__

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
    ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)
__11726 San Vicente Blvd., Suite 610__
                                             (No. and Street)

__Los Angeles__	__CA__	__90049__
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

__Louie Ucciferri__	__310-442-0596__	__lucciferri@edgelinecapital.com__
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

__Dylan Floyd Accounting and Consulting__
                          (Name – if individual, state last, first, and middle name)

__20909 Judah Lane__	__Newhall__	__CA__	__91321__
(Address)	(City)	(State)	(Zip Code)

__03/01/2016__	__6235__
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Louie Ucciferri _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of EdgeLine Capital, LLC _____, as of 12/31 _____, 2 025 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

Louie Ucciferri _____
Digitally signed by Louie Ucciferri
Date: 2026.02.23 16:09:25 -05'00'

Title:

Financial and Operations Principal _____

_____
Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

*****To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

The accompanying notes are an integral part of these financial statements.


Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders
Edgeline Capital LLC,

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of Edgeline Capital LLC, as of December 31, 2025, the related statements of income, changes in shareholders' equity, and cash flows for the 2025 then ended, and the related notes and schedules. In my opinion, the financial statements present fairly, in all material respects, the financial position of Edgeline Capital LLC, as of December 31, 2025 and the results of its operations and its cash flows for the 2025 then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Edgeline Capital LLC, My responsibility is to express an opinion on Edgeline Capital LLC, financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Edgeline Capital LLC, in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Auditor's Report on Supplemental Information

The supplemental information consist of computation of Net Capital has been subjected to audit procedures performed in conjunction with the audit Edgeline Capital LLC,'s financial statements. The supplemental information is the responsibility of Edgeline Capital LLC's management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In my opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

DylanFloyd Accounting & Consulting

Newhall, California
February 23, 2026

I have served as the Company's auditor since 2019.

EDGELINE CAPITAL, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2025

ASSETS

Cash	$	143,886
Accounts receivable		834,375
Prepaid expenses		850
Deposits - rent		7,866
Total assets	$	986,977

LIABILITIES AND MEMBER'S EQUITY

Liabilities:		
Accounts payable and accrued expenses		
Total liabilities		205,694
Member's equity		781,283
Total liabilities and member's equity	$	986,977

The accompanying notes are an integral part of these financial statements.

EDGELINE CAPITAL, LLC
STATEMENT OF INCOME (LOSS)
YEAR ENDED DECEMBER 31, 2025

Revenues:		
Commissions	$	3,585,312
Total revenues		3,585,312
Operating expenses:		
Commission expense		1,610,574
Employee compensation and benefits		1,066,873
Travel Expense		171,601
Occupancy and equipment rental expense		159,625
Dues and Subscriptions		133,215
Professional fees		8,170
Taxes and licenses (excluding income taxes)		3,278
Other expenses		79,790
Total expenses		3,233,126
Income (loss) before income taxes		358,986
Income taxes		6,800
Net income	$	352,186

The accompanying notes are an integral part of these financial statements.

EDGELINE CAPITAL, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
YEAR ENDED DECEMBER 31, 2025

Balance at beginning of year	$	559,325
Additional paid-in-capital		70,000
Member's distributions		(200,228)
Net income (loss)		352,186
Balance at end of year	$	781,283

The accompanying notes are an integral part of these financial statements.

EDGELINE CAPITAL, LLC
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2025

Cash flows from operating activities:		
Net income (loss)	$	352,186
Adjustments to reconcile net income to net cash		
provided by operating activities:		
Increase in accounts receivable		(834,375)
Increase in accounts payable and accrued expenses		193,087
Net cash used by operating activities		(289,102)
Cash flows from investing activities:		
		0
Cash flows from financing activities		
Additional paid-in-capital		70,000
Member's Distributions		(200,228)
Net cash used by financing activities		(130,228)
Net decrease in cash		(419,330)
Cash at beginning of year		563,216
Cash at end of year	$	143,886

SUPPLEMENTAL CASH INFORMATION

Cash payments for income taxes	$	6,800
Cash payments for interest	$	-

The accompanying notes are an integral part of these financial statements.

(1)   GENERAL INFORMATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Edgeline Capital, LLC (the "Company") is engaged in business as a securities broker-dealer, that provides several classes of services, including the sale of tax shelters or limited partnerships in primary distributions and in the secondary market, the private placement of securities, advisory services and the introduction of institutional investors and investment managers.

Regulatory Information

The Company was organized in the State of California on September 27, 2009.   The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934.   It is, and has been, a member of the Financial Industry Regulatory Authority ("FINRA") since December 16, 2010.   Finally, it is also a member of the Securities Investor Protection Corporation ("SIPC").

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2)(i), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers.

Wholly Owned Subsidiary

The Company is a wholly owned subsidiary of Edgeline Capital Partners, LLC (the "Parent").

Method of Accounting

The Company's financial statements have been prepared using the accrual basis of accounting and in conformity with accounting principles generally accepted in the United States of America

Use of Estimates

Management uses estimates and assumptions in preparing financial statements in accordance with accounting principles generally accepted in the United States of America.   Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses.   Actual results could vary from the estimates that were assumed in preparing the financial statements.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.   There were no cash equivalents at December 31, 2025.

At December 31, 2025 and periodically throughout the year, the Company has maintained balances in bank accounts in excess of federally insured limits.

(1) GENERAL INFORMATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Property and Equipment

Property and equipment are stated at cost. Depreciation has been provided using the accelerated method over the assets' estimated useful lives which range from 3 to 7 years.

New and Recent Accounting Pronouncements

In May 2014, the FASB issued Accounting Standards Update 2014-09, "Revenue from Contracts with Customers" (Topic 606), that supersedes current revenue recognition guidance, including most industry-specific guidance. ASU 2014-09, as amended, requires a company to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods and services. The guidance also requires additional disclosures regarding the nature, amount, timing, and uncertainty of revenue that is recognized. Under the new guidance, an entity is required to perform the following five steps: (1) identify the contract(s) with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations in the contract; and (5) recognize revenue when (or as) the entity satisfies a performance obligation. The adoption of ASU 2014-09, as amended, did not result in a material change in the timing of revenue recognition or a material impact on our financial position, results of operations, or cash flows from adopting this standard.

In February 2016, the FASB issued ASU 2016-02, "Leases" that requires for leases longer than one year, a lessee to recognize in the statement of financial condition a right·of·use asset, representing the right to use the underlying asset for the lease term, and a lease liability, representing the liability to make lease payments. The accounting update also requires that for finance leases, a lessee recognize interest expense on the lease liability, separately from the amortization of the right-of-use asset in the statements of earnings, while for operating leases, such amounts should be recognized as a combined expense. In addition, this accounting update requires expanded disclosures about the nature and terms of lease agreements. The Company has reviewed the new standard and does not expect it to have a material impact to the statement of financial condition or its net capital.

Revenue Recognition

The Company receives fees in accordance with terms stipulated in its engagement contracts. Fees are recognized as earned. The Company also receives success fees when transactions are completed. Success fees are recognized when earned, the Company has no further continuing obligations, and collection is reasonably assured.

Subsequent Events

Management has evaluated events and transactions occurring subsequent to year-end through the date that the financial statements were available for distribution, which was February 20, 2026. No transactions or events were found that were material enough to require recognition in the financial statements.

(2) PROPERTY AND EQUIPMENT

The cost and related accumulated depreciation of property and equipment are shown in the following table.

Cost	$	12,144
Less accumulated depreciation		(12,144)
Net property and equipment	$	0

(3) INCOME TAXES

The Company is treated as a disregarded entity for federal income tax purposes, in accordance with single member limited liability company rules. All tax effects of the Company's income or loss are passed through to the member. Therefore, no provision or liability for federal income taxes is included in these financial statements. The Company is subject to a limited liability gross receipts tax, and an $800 minimum tax for California Tax purposes. The provision for these taxes during the year ended December 31, 2025 is shown in the following table.

Franchise tax	$	800
Gross receipts tax		6,000
	$	6,800

4) NET CAPITAL

The Company is subject to a $5,000 minimum capital requirement pursuant to SEC Rule 15c3-1, which requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. Net capital and the related net capital ratio fluctuate on a daily basis; however, as of December 31, 2025 the net capital was $129,182 which exceeded the required minimum capital by $115,469.   The aggregate indebtedness to net capital ratio was 1.5923 to 1.

(5) 401(K) PROFIT SHARING PLAN

The Company provides certain retirement benefits to its eligible employees under a Section 401(k) profit sharing plan (the "Plan"). Employees are eligible to participate in the plan if they are over 21 years of age and have completed one year of service with the Company.   Employer contributions to the plan are discretionary but will not exceed 100% of the employees elective deferrals of compensation up to 3% of the employees compensation for the Plan year, plus 50% of the amount of the employee's elective deferral of compensation from 3% to 5% of the employee's compensation. Employee contributions vest 100% immediately.   Employer contributions vest over six years at the rate of 20% per year beginning in year two. The Company incurred $45,768 in pension expense during the year ended December 31, 2025.

(6) COMMITMENTS & RELATED PARTY TRANSACTIONS

The Company entered into an agreement with the Parent whereby the Company shall reimburse the Parent for certain costs and expenses associated with its office space.   Based on the expense sharing agreement, the reimbursement of these expenses to the Parent is not mandatory and not an obligation of the Company. Total rent expense for the year was $83,164.

(7) SEGMENT REPORTING

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including investment banking and mergers and acquisitions advisory services. The Company has identified its President as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of

the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 4), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay distributions. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. Segment revenue, significant expenses, and other required segment disclosures for the year ended December 31,2025 are the same as those presented in the Statements of Financial Condition, Income, and Cash Flows.

EDGELINE CAPITAL, LLC
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
DECEMBER 31, 2025

Total equity from statement of financial condition		$ 781,283
Less non-allowable assets:		
Accounts Receivable	643,385	
Prepaid expenses	850	
Deposits - rent	7,866	
		(652,101)
Net capital		$ 129,182

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum Capital required (6 2/3% of aggregate indebtedness)	$ 13,713
Minimum dollar net capital required	$ 5,000
Net Capital requirement(Greater of two figures)	$ 13,713
Excess net capital	$ 115,469

COMPUTATION OF RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL

Total aggregate indebtedness	$ 205,694
Ratio of aggregate indebtedness to net capital	1.5923 to 1
Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	N/A

RECONCILIATION WITH COMPANY'S COMPUTATION INCLUDED IN PART II OF FORM X-17a-5

A reconciliation of the Company's computation of net capital as reported was not prepared as there are no material differences between the Company's computation of net capital included in its unaudited Form X-17a-5 Part II and the computation contained herein as of December 31, 2025.

EDGELINE CAPITAL, LLC
COMPUTATION FOR DETERMINATION OF RESERVE
REQUIREMENTS PURSUANT TO RULE 15c3-3
DECEMBER 31, 2025

Not Applicable - The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240 15c3-3.

EDGELINE CAPITAL, LLC
INFORMATION RELATING TO THE POSSESSION OR CONTROL
REQUIREMENTS PURSUANT TO RULE 15c3-3
DECEMBER 31, 2025

Not Applicable - The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240 15c3-3.
.


REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Exemption Report Review—No Exceptions to Exemption Provisions

To the Board of Directors and Shareholders
Edgeline Capital LLC,

I have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) Edgeline Capital LLC, (the Company) did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filling this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to: (a) broker selling tax shelters or limited partnerships in primary distributions; (b) broker selling tax shelters or limited partnerships in the secondary market; c) private placement of securities; d) advisory services in connection with the above-mentioned activities; and e) providing introductions between institutional investors and investment managers. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other that money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2- 4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company, did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule15c3-3) throughout the most recent fiscal year without exception.

Edgeline Capital LLC's management is responsible for compliance with exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board(United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Edgeline Capital LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements.Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the Company's business activities contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC staff Frequently Asked Questions.

DylanFloyd Accounting & Consulting

Newhall, California
February 23, 2026

I have served as the Company's auditor since 2019.

EDGELINE CAPITAL, LLC

EXEMPTION REPORT

DECEMBER 31, 2025

EdgeLine Capital, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(l) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240. 17a-5 because the Company limits its business activities exclusively, to: (a) broker selling tax shelters or limited partnerships in primary distributions; (b) broker selling tax shelters or limited partnerships in the secondary market; c) private placement of securities; d) advisory services in connection with the above-mentioned activities; and e) providing introductions between institutional investors and investment managers; and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

EdgeLine Capital, LLC

I, Louie Ucciferri, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

_____
Louie Ucciferri
Financial and Operations Principal


INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM'S AGREED-UPON PROCEDURESREPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To the Board of Directors and Shareholders
Edgeline Capital LLC,

I have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Edgeline Capital LLC, and the SIPC, solely to assist you and SIPC in evaluating Edgeline Capital LLC,' compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2025. Edgeline Capital LLC, management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures I performed and my findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2025 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2025, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

I was not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on Edgeline Capital LLC's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2025. Accordingly, I do not express such an opinion or conclusion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of Edgeline Capital LLC, and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

DylanFloyd Accounting & Consulting

Newhall, California
February 23, 2026

I have served as the Company's auditor since 2019.

SECURITIES INVESTOR PROTECTION CORPORATION

GENERAL ASSESSMENT FORM

For the fiscal year ended   12/31/2025

> Determination of "SIPC NET Operating Revenues" and General Assessment for:
> *MEMBER NAME*   *SEC No.*
> EDGELINE CAPITAL LLC   8-68475
> For the fiscal period beginning _____ 1/1/2025 _____ and ending _ 12/31/2025 _

1	Total Revenue (FOCUS Report – Statement of Income (Loss) – Code 4030)	$ 3,585,312.00
2	Additions:	
a	Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
b	Net loss from principal transactions in securities in trading accounts.	
c	Net loss from principal transactions in commodities in trading accounts.	
d	Interest and dividend expense deducted in determining item 1.	
e	Net loss from management of or participation in the underwriting or distribution of securities.	
f	Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit management of or participation in underwriting or distribution of securities.	
g	Net loss from securities in investment accounts.	
h	Add lines 2a through 2g. This is your **total additions**.	$ 0.00
3	Add lines 1 and 2h	$ 3,585,312.00
4	Deductions:	
a	Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products.	
b	Revenues from commodity transactions.	
c	Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
d	Reimbursements for postage in connection with proxy solicitations.	
e	Net gain from securities in investment accounts.	
f	100% commissions and markups earned from transactions in (I) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
g	Direct expenses of printing, advertising, and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
h	Other revenue not related either directly or indirectly to the securities business.	
	Deductions in excess of $100,000 require documentation	
5 a	Total interest and dividend expense (FOCUS Report - Statement of Income (Loss) - Code 4075 plus line 2d above) but not in excess of total interest and dividend income	
b	40% of margin interest earned on customers securities accounts (40% of FOCUS Report - Statement of Income (Loss) - Code 3960)	
c	Enter the greater of line 5a or 5b	$ 0.00
6	Add lines 4a through 4h and 5c. This is your **total deductions**.	$ 0.00

SECURITIES INVESTOR PROTECTION CORPORATION

GENERAL ASSESSMENT FORM

For the fiscal year ended   12/31/2025

7	Subtract line 6 from line 3. This is your **SIPC Net Operating Revenues**.	$ 3,585,312.00
8	Multiply line 7 by .0015. This is your **General Assessment**.	$ 5,377.00
9	Current overpayment/credit balance, if any	$ 0.00
10	General assessment from last filed __2025__ SIPC-6 or 6A	$ 2,812.00
11 a	Overpayment(s) applied on all __2025__ SIPC-6 and 6A(s) $ 0.00	
b	Any other overpayments applied $ 0.00	
c	All payments applied for __2025__ SIPC-6 and 6A(s) $ 2,812.00	
d	Add lines 11a through 11c	$ 2,812.00
12	**LESSER** of line 10 or 11d.	$ 2,812.00
13 a	Amount from line 8 $ 5,377.00	
b	Amount from line 9 $ 0.00	
c	Amount from line 12 $ 2,812.00	
d	Subtract lines 13b and 13c from 13a. This is your **assessment balance due**.	$ 2,565.00
14	Interest (see instructions) for __0__ days late at 20% per annum	$ 0.00
15	**Amount you owe SIPC**. Add lines 13d and 14.	$ 2,565.00
16	Overpayment/credit carried forward (if applicable)	$ 0.00

SEC No. 8-68475	*Designated Examining Authority* DEA: FINRA	*FYE* 2025	*Month* Dec
MEMBER NAME *MAILING ADDRESS*	EDGELINE CAPITAL LLC 11726 SAN VICENTE BLVD STE 610 LOS ANGELES, CA 90049 UNITED STATES		

Subsidiaries (S) and predecessors (P) included in the form (give name and SEC number)

☑ By checking this box, you certify that you have the authority of the SIPC member to sign this form; that all information in this form is true and complete; and that on behalf of the SIPC member, you are authorized, and do hereby consent, to the storage and handling by SIPC of the data in accordance with SIPC's Privacy Policy

EDGELINE CAPITAL LLC	LOUIE UCCIFERRI
(Name of SIPC Member)	(Authorized Signatory)
1/26/2026	lucciferri@edgelinecapital.com
(Date)	(e-mail address)

Completion of the "Authorized Signatory" line will be deemed a signature.

This form and the assessment payment are due 60 days after the end of the fiscal year.